

SECURITIES AND EXCHANGE COMMISSION
07004865


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH. D.C.
SECTION

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SEC FILE NUMBER
8-52301

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ABN AMRO Rothschild LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Park Avenue Plaza 55 East 52nd Street
(No. and Street)

New York (City) NY (State) 10055 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Boemo (212) 409-7301
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – of individual, state last, first, middle name)

233 South Wacker Drive (Address) Chicago (City) Il (State) 60606 (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Boemo, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ABN AMRO Rothschild LLC (the Company), as of December 31, 2006, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

MISHA M. WAGNER
Notary Public, State of New York
No. 01WA6119440
Qualified in New York County
Commission Expires November 29, 2008



David Boemo
Executive Director



Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Operations.
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) Computation for Determination of PAIB Reserve Requirements for Broker-Dealers.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (m) An Oath or Affirmation.
- ■ (n) Supplemental Report of Independent Registered Public Accounting Firm on Internal Control.
- ☐ (o) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Management Committee and Members
ABN AMRO Rothschild LLC

We have audited the accompanying statement of financial condition of ABN AMRO Rothschild LLC (the Company) as of December 31, 2006, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 26, 2007

ABN AMRO Rothschild LLC

Statement of Financial Condition

	December 31
	2006
Assets	
Cash	$150,300
Total Assets	$150,300
Members' Equity	
ABN AMRO Incorporated	$ 75,150
Rothschild Inc.	75,150
Total Members' Equity	$150,300

See Accompanying Notes to Financial Statements.

Statement of Operations

	Year Ended December 31
	2006
Revenues	$ –
Expenses	–
Net Income	$ –

See Accompanying Notes to Financial Statements.

Statement of Changes in Members' Equity

	Year Ended December 31, 2006		
	ABN AMRO Incorporated	Rothschild Inc.	Total
Members' Equity at January 1, 2006	$75,150	$75,150	$150,300
Net Income	–	–	–
Members' Equity at December 31, 2006	$75,150	$75,150	$150,300

See Accompanying Notes to Financial Statements.

Statement of Cash Flows

	Year Ended December 31
	2006
Operating Activities	
Net Income	$ –
Financing Activities	
Member Contributions	–
Increase in Cash	–
Cash at January 1, 2006	150,300
Cash at December 31, 2006	$150,300

See Accompanying Notes to Financial Statements.

END